Joint Filers’ Names and Addresses

(1)	Insight Venture Partners V (Employee Co-Investors), L.P.

(2)	Insight Venture Partners (Cayman) V, L.P.

(3)	Insight Venture Partners V Coinvestment Fund, L.P.

(4)	Insight Venture Associates V, L.L.C.

(5)	Insight Holdings Group, LLC

The business address for all of the above reporting persons is:

680 Fifth Avenue 8th Floor New York, N.Y. 10019